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                                                                EXHIBIT 2.1

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        ________________________________


                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                        ________________________________


                                UNITED INNS, INC.
                            (Name of Subject Company)


                                UNITED INNS, INC.
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                  910688 10 0
                      (CUSIP Number of Class of Securities)
                        ________________________________

                             AUGUSTUS B. RANDLE, III
                          SECRETARY AND GENERAL COUNSEL
                                UNITED INNS, INC.
                               5100 POPLAR AVENUE
                             SUITE 2300, CLARK TOWER
                            MEMPHIS, TENNESSEE  38137
                                 (901) 767-2880
            (Name, address and telephone number of person authorized
     to receive notices and communications on behalf of the person(s) filing statement)
                        ________________________________

                                  WITH COPY TO:

     WAYNE SHORTRIDGE, ESQ.                       SIOBHAN MCBREEN BURKE, ESQ.
PAUL, HASTINGS, JANOFSKY & WALKER             PAUL, HASTINGS, JANOFSKY & WALKER
     GEORGIA PACIFIC CENTER                             TWENTY-THIRD FLOOR
       FORTY-SECOND FLOOR                            555 SOUTH FLOWER STREET
    133 PEACHTREE STREET, N.E.                   LOS ANGELES, CALIFORNIA  90071
   ATLANTA, GEORGIA  30303-1840                          (213) 683-6000
         (404) 588-9900

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ITEM 1.   SECURITY AND SUBJECT COMPANY.

     The name of the subject company is United Inns, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 5100 Poplar Avenue, Suite 2300, Clark Tower, Memphis, Tennessee 38137. The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is the common stock, par value $1.00 per share (the "Common Stock"), of the Company.

ITEM 2.   TENDER OFFER OF THE BIDDER.

     This Schedule 14D-9 relates to the tender offer being made by United/Harvey Holdings, L.P., a Delaware limited partnership ("Purchaser"), to acquire all shares of issued and outstanding Common Stock (the "Shares") at a price of $25.00 per Share (such amount, or such other amount in cash as Purchaser may pay pursuant to the Offer, being hereinafter referred to as the "Per Share Amount"), net to the seller thereof in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 1994 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"). The Offer is disclosed in the Tender Offer Statement on Schedule 14D-1, dated November 21, 1994 and filed with the Securities and Exchange Commission (the "SEC") on November 21, 1994 (the "Schedule 14D-1"). The address of the principal executive offices of Purchaser, as set forth in the Schedule 14D-1, is 2200 Ross Avenue, 4200 Texas Commerce Tower West, Dallas, Texas 75201.

     The Offer is being made pursuant to the terms of the Agreement and Plan of Merger, dated as of November 14, 1994 (the "Merger Agreement"), among the Company, Purchaser, United/Harvey Hotels, Inc., a Delaware corporation ("United/Harvey"), and United/Harvey Sub, Inc., a Delaware corporation ("Merger Sub").

     The Merger Agreement provides that after completion of the Offer, subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into the Company (the "Merger") and the Company will survive as the surviving corporation and a wholly-owned subsidiary of United/Harvey. Each outstanding Share, other than those held by United/Harvey or any subsidiary of the Company or in the treasury of the Company (all of which will be cancelled) and those Shares held by stockholders of the Company who properly demand and perfect appraisal rights under the General Corporation Law of the State of Delaware (the "Delaware Law"), will be converted at the effective time of the Merger (the "Effective Time") into the right to receive the Per Share Amount, in cash, without interest thereon.

     The Merger Agreement provides for the conversion of nontendered Shares into the right to receive the Per Share Amount in a cash merger as described above. As described in the Offer to Purchase, Purchaser expressly has reserved the right, following the consummation of the Offer, to cause the Merger Agreement to be amended to provide nontendering stockholders the option (the "Cash/Stock Option") to elect to receive in exchange for each Share converted in the Merger either (i) cash in an amount at least equal to the Per Share Amount or (ii) shares of common stock of United/Harvey. The Offer to Purchase provides that a number of factors will influence whether or not Purchaser makes the Cash/Stock Option available to nontendering stockholders, including the number of the Shares owned by persons other than Purchaser following the consummation of the Offer and compliance with applicable legal requirements, including the Securities Act of 1933, as amended (the "Securities Act") and that, as a result, there can be no assurance as to whether the Cash/Stock Option will be made available to nontendering stockholders or, if so, as to the timing thereof. The Offer to Purchase further states that, regardless of whether the Cash/Stock Option is made available, Purchaser will, either pursuant to the Merger Agreement as presently in effect or otherwise, subject to conditions no more favorable to Purchaser than those contained in the Merger Agreement as presently in effect, provide nontendering stockholders an opportunity following the consummation of the Offer to receive cash in an amount at least equal to the Per Share Amount in exchange for each Share not tendered pursuant to the Offer.

     It is contemplated that, upon the purchase of Shares by Purchaser pursuant to the Offer, the Company's Board of Directors will be reconstituted in its entirety to consist solely of Purchaser's designees.

Any action of the Company's Board of Directors following the consummation of the Offer with respect to any amendment to the Merger Agreement to provide for the Cash/Stock Option will constitute an action of the Company's Board of Directors as then reconstituted.

     This Schedule 14D-9 relates only to the Merger Agreement as presently in effect and to the transactions contemplated thereby, including without limitation the cash Merger, and all references herein to the Merger Agreement and such transactions are to the Merger Agreement as presently in effect and to such transactions as contemplated by the Merger Agreement as presently in effect, respectively, and not as it may be subsequently amended by the Company's Board of Directors as reconstituted upon the purchase of Shares by Purchaser pursuant to the Offer.

ITEM 3.   IDENTITY AND BACKGROUND.

     (a)  The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above.

     (b) Certain contracts, agreements, arrangements and understandings between the Company and certain of its executive officers, directors and affiliates are described under "Board of Directors" and "Employee Benefit Plans" of the Company's Information Statement, a copy of which is attached hereto as Annex A and which is incorporated herein by reference.

          Certain other contracts, agreements and understandings between the Company and its directors, executive officers and affiliates and between the Company and Purchaser are set forth below:

          (i) INDEMNIFICATION. The Company's Certificate of Incorporation, as amended, provides that no director shall be personally liable to the Company or any stockholder for monetary damages for breach of fiduciary duty as a director, except for any matter in respect of which such director shall be liable under
Section 174 of the Delaware Law or shall be liable by reason that such director
(a) shall have breached his duty of loyalty to the Company or its stockholders,
(b) shall not have acted in good faith, (c) shall have acted in a manner involving intentional misconduct or a knowing violation of law, or (d) shall have derived an improper personal benefit.

               In addition, the Company's By-laws provide that the Company shall indemnify all of its officers and directors against any liability on their part which may at any time be claimed to have resulted to any third person or to the Company by reason of any acts or omissions by them, in connection with the business or on behalf of the Company, not resulting from or arising out of fraud or bad faith.

               The Company also has entered into indemnification agreements with each of its officers and directors, which agreements provide that, in addition to certain rights of indemnification, the Company will purchase and maintain in effect one or more policies of director and officer insurance covering the Company's officers and directors, as can be obtained for the present premium payments of $177,840 per year.

          (ii) MERGER AGREEMENT. On November 14, 1994, the Company, Purchaser, United/Harvey and Merger Sub entered into the Merger Agreement. The following discussion of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which has been filed as an exhibit hereto and is incorporated herein by reference.

               THE OFFER. The Merger Agreement provides that Purchaser will make the Offer and, subject to the terms and conditions of the Offer, Purchaser shall accept for payment and pay for Shares which have been validly tendered and not withdrawn pursuant to the Offer at the Per Share Amount net to the seller thereof in cash at the earliest time following expiration of the Offer that all conditions to the Offer

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have been satisfied or waived by Purchaser.  Purchaser may waive any of the conditions to the Offer or make any other changes in the terms and conditions of the Offer, except that no change may be made (a) that decreases the price per Share payable in the Offer, except for decreases, if any, to reflect the difference, if any, between 2,704,899 shares and the number of shares of Common Stock outstanding as of the expiration of the Offer, calculated on a fully diluted basis, (b) that reduces the maximum number of Shares to be purchased in the Offer, (c) that changes the form of consideration to be paid in the Offer, or (d) that imposes conditions to the Offer in addition to those described below. In addition, Purchaser has agreed not to extend the expiration date of the Offer, except (a) in the event that any condition to the Offer is not satisfied on the initial expiration date of the Offer, (b) as may be required by law, or (c) with the Company's written permission.

               CONDITIONS TO THE OFFER. The Merger Agreement provides that Purchaser will not be required to accept for payment, or to purchase or pay for, any tendered Shares and Purchaser may terminate or amend the Offer and may postpone the purchase of, and payment for, Shares if (a) there shall not have been validly tendered to Purchaser pursuant to the Offer and not withdrawn immediately prior to the expiration of the Offer at least that number of Shares that, when taken as a whole with all other Shares owned or acquired by Purchaser (whether pursuant to the Offer or otherwise), constitutes at least a majority of the Shares on a fully diluted basis (the "Minimum Condition"), (b) prior to the time of payment for any such Shares, any waiting period (and any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act") shall not have expired or otherwise been terminated or (c) at any time on or after the date of the Merger Agreement and prior to the time of payment for any such Shares: (1) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by or before any governmental, regulatory or administrative agency or authority, domestic, foreign or transnational, which (A) seeks to restrain or prohibit the making or consummation of the Offer or the Merger or seeks damages in connection therewith or resulting therefrom, (B) seeks to prohibit or restrict the ownership or operation by Purchaser (or any of its affiliates or subsidiaries) of any portion of its or the Company's business or assets which is material to the business of all such entities taken as a whole, or to compel Purchaser (or any of its affiliates or subsidiaries) to dispose of or hold separate any portion of the Company's business or assets which is material to the business of all such entities taken as a whole, (C) seeks to impose material limitations on the ability of Purchaser effectively to acquire or to hold or to exercise full rights of ownership of the Shares, including without limitation the right to vote the Shares purchased by Purchaser on all matters properly presented to the stockholders of the Company, (D) seeks to impose any limitations on the ability of Purchaser or any of its affiliates or subsidiaries effectively to control in any material respect the business and operations of the Company, or (E) would otherwise be reasonably likely to have a material adverse effect on the business, operations, property or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole; or (2) the representations and warranties of the Company set forth in the Merger Agreement shall have been breached in any material respect (or, with respect to those representations and warranties qualified by material adverse effect, in any respect) or the Company shall have failed to perform any obligation or covenant required by the Merger Agreement to be performed or complied with by it in any material respect; or (3) there shall have occurred (A) any general suspension of, or limitation on prices for, or trading in, securities on the New York Stock Exchange, (B) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (C) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (D) any material limitation (whether or not mandatory) by a governmental authority, or any other event that is reasonably likely to materially adversely affect the extension of credit by banks or other financial institutions, or
(E) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or (4) a tender or exchange offer for some portion of or all the Shares shall have been publicly proposed to be made or shall have been commenced at an all cash price per share in excess of the Per Share Amount (or at any other price if the Board of Directors of the Company does not promptly announce publicly that it is recommending that the Company's stockholders not tender into such offer) by another person or entity or Purchaser shall have otherwise learned that any person, entity or "group" (within the meaning of Section 13(d)(3) of the

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Securities Exchange Act of 1934, as amended (the "Exchange Act")) shall have acquired beneficial ownership of more than 25% of the Shares, through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 25% of the Shares other than acquisitions for bona fide arbitrage purposes only and other than by persons, entities or groups that have publicly disclosed such ownership in a Schedule 13D or 13G on file with the SEC on the date of the Merger Agreement; or (5) any other person or entity shall have commenced a proxy or consent solicitation of the Company's stockholders to approve a transaction other than transactions contemplated by the Merger Agreement; or (6) the Merger Agreement shall have been terminated in accordance with its terms; or (7) the Board of Directors of the Company shall not have taken all necessary actions to fulfill the Company's obligations to reconstitute the Company's Board of Directors as described under the heading "The Board" below; or (8) Purchaser and the Company shall have agreed that Purchaser shall amend or terminate the Offer or postpone the payment for Shares pursuant thereto.

               The Merger Agreement provides that the foregoing conditions are for the sole benefit of Purchaser. Such conditions may be waived by Purchaser with the approval of the Board of Directors of the Company. Any determination by Purchaser will be final and binding upon all parties including tendering stockholders. The failure by Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

               THE BOARD. The Merger Agreement provides that, promptly upon the purchase by Purchaser of a majority of the outstanding Shares pursuant to the Offer, Purchaser shall be entitled, subject to compliance with applicable law, to designate up to that number of members, rounded up to the nearest whole number, of the Company's Board of Directors as will make the percentage of the members designated by Purchaser equal to the percentage of outstanding Shares held by Purchaser and its affiliates (other than the Company and its subsidiaries). Pursuant to Merger Agreement, the Company has agreed to increase the size of its Board and/or use its reasonable efforts to secure the resignation of such number of directors as is necessary to enable Purchaser's designees to be elected to the Company's Board of Directors and to cause Purchaser's designees to be so elected effective immediately upon Purchaser's acquisition of a majority of the outstanding Shares pursuant to the Offer or otherwise. In this regard, on November 14, 1994, the Company's Board of Directors took written action to (a) increase the number of directors of the Company from six to nine, such increase to be effective immediately prior to Purchaser's acquisition of a majority of the Shares, (b) elect Messrs. J. Peter Kline, Donald J. McNamara and Robert A. Whitman (collectively, the "Purchaser Designees"), as designees of Purchaser to fill the vacancies created by such increase, with such elections to be effective immediately upon Purchaser's acquisition of a majority of the Shares, and (c) accept the written resignation as a director of the Company of each of the existing members of the Board of Directors of the Company, such resignations being effective immediately upon Purchaser's acquisition of a majority of the Shares; the Company has represented to Purchaser that such action will be in effect immediately prior to Purchaser's acquisition of a majority of the Shares. If any Purchaser Designee becomes unable or unwilling to serve as a member of the Company's Board of Directors, it is contemplated that an appropriate substitute will be elected to such Board in place of such Purchaser Designee. In addition, the Company will cause the Purchaser Designees to constitute the same percentage (rounded up to the nearest whole number) on each of the following: (a) each committee of such Board designated by Purchaser, (b) each board of directors of each subsidiary of the Company designated by Purchaser, and (c) each committee of each such board designated by Purchaser. The Company's obligations to appoint designees to the Company's Board of Directors will be subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. In this regard, the Company has prepared and filed with the SEC an Information Statement, a copy of which is attached as Annex A to this Schedule 14D-9 and which is incorporated herein by reference.

               The Merger Agreement provides that, from the date of the Merger Agreement to the date on which the Purchaser Designees first become directors of the Company as described above, the

Company will notify Purchaser in advance of every meeting of the Company's Board of Directors (or any committee thereof) and will permit a representative of Purchaser to attend, as an observer, each such meeting.

               THE MERGER. The Merger Agreement provides that Merger Sub will be merged with and into the Company in accordance with the relevant provisions of the Delaware Law as soon as practicable following the satisfaction or waiver of the conditions to the Merger described below under the heading "Conditions to the Merger". Following the Merger, the Company shall continue as the surviving corporation (the "Surviving Corporation") and the separate corporate existence of Merger Sub will cease. The Certificate of Incorporation and By-laws of the Company to be in effect from and after the Effective Time, until amended in accordance with their respective terms and the Delaware Law will be the Certificate of Incorporation and By-laws, respectively, of the Company, as amended and restated in the form attached to the Merger Agreement. The directors and officers of Merger Sub immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

               As provided in the Merger Agreement, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by United/Harvey or any subsidiary of the Company or held in the treasury of the Company, all of which shall be cancelled without consideration, and other than Dissenting Shares, as defined below) shall, by virtue of the Merger and without any action on the part of Merger Sub, the Company or United/Harvey, be converted into and become the right to receive the Per Share Amount, in cash, without interest thereon and each share of common stock, par value $0.01 per share, of Merger Sub ("Merger Sub Common Shares") issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one share of common stock, par value $0.01 per share, of the Surviving Corporation. Each Merger Sub Common Share held in Merger Sub's treasury or by any subsidiary of Merger Sub immediately prior to the Effective Time will be cancelled without the payment of any consideration therefor. The Merger Agreement provides that the Merger will be consummated as promptly as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement. The Merger will become effective at the time of filing of a certificate of merger as required by the Delaware Law.

               Any Shares held by a holder who has demanded and perfected the right for appraisal of such Shares in accordance with the Delaware Law and who, as of the Effective Time, has not effectively withdrawn or lost such right to such appraisal ("Dissenting Shares") will be entitled only to such rights as are granted by the Delaware Law. If any holder of Shares who demands appraisal of such Shares under the Delaware Law shall effectively withdraw or lose (through failure to perfect or otherwise) the right to such appraisal, then, as of the later of the Effective Time or the occurrence of such event, such holder's Shares will automatically be converted into and represent only the right to receive the Per Share Amount in cash, without interest thereon.

               The Merger Agreement provides that if required following the completion of the Offer, the Company shall promptly take all action necessary in accordance with the Delaware Law and its Certificate of Incorporation and By-laws to duly call, give notice of, convene and hold a special meeting of its stockholders (the "United Stockholders' Meeting") to consider and vote upon the approval and adoption of the Merger. Purchaser has agreed to cause all Shares purchased pursuant to the Offer and all other Shares owned by the Purchaser or any affiliate thereof to be voted in favor of the approval the Merger. If the Minimum Condition is satisfied and Purchaser purchases the Shares pursuant to the Offer, Purchaser will be able to effect the adoption of the Merger Agreement (whether in its present form or as it may be amended to implement the Cash/Stock Option or otherwise) either at a meeting of the Company's stockholders or pursuant to written consent in lieu of such a meeting, without the affirmative vote or consent of any other stockholder of the Company.

               CONDITIONS TO THE MERGER. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions: (a) the Offer shall have been consummated; (b) the Merger Agreement shall have been adopted by the requisite vote of the stockholders of the Company if required by applicable law; (c) any waiting period (and extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; and (d) no United States or state governmental authority or other agency or commission or United States or state court of jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, writ, injunction or other order which is in effect and has the effect of making the Merger or the Offer illegal or otherwise prohibiting the consummation of the transactions contemplated by the Merger Agreement.

               REPRESENTATION AND WARRANTIES. The Merger Agreement contains various customary representations and warranties of the parties.
Representations and warranties of Purchaser include certain matters relating to its organization, its authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby, its filings with the SEC in connection with the Offer, the consents and approvals required for the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby and the availability of funds sufficient to consummate the Offer and the Merger on the terms contemplated thereby.

               Representations and warranties of United/Harvey and Merger Sub include certain matters relating to their organization, their authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby and the consents and approvals required for the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby.

               Representations and warranties of the Company include certain matters relating to its organization and qualification to do business, its capitalization, its authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby, the consents and approvals required for the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby, its filings with the SEC, the absence of certain changes suffered by the Company since August 31, 1994, its litigation, employees and employee benefit plans, taxes and environmental matters.

               CONDUCT OF BUSINESS PENDING THE MERGER. Pursuant to the Merger Agreement, the Company has agreed that, during the period from the date of the Merger Agreement to the Effective Time, except as otherwise provided in the Merger Agreement or unless Purchaser otherwise agrees in writing, the businesses of the Company and its subsidiaries will be conducted only in, and the Company and its subsidiaries will not take any action except in, the ordinary course of business consistent with past practices. The Company has further agreed that it will (a) use its reasonable best efforts to (i) preserve substantially intact the business organization of the Company and its subsidiaries, (ii) keep available the services of the present officers, employees and consultants of the Company and its subsidiaries, and (iii) preserve the present relationships of the Company and its subsidiaries with customers, suppliers and other persons with whom the Company or any of its subsidiaries has significant business relations, (b) continue in full force and effect without material modification all existing policies or binders of insurance currently maintained in respect of the Company and each of its subsidiaries and their respective assets, and (c) pay, and cause each of its subsidiaries to pay, its indebtedness and otherwise discharge its liabilities punctually when and as the same become due and payable and perform and observe, and cause each of its subsidiaries to perform and observe, its duties and obligations under its material contracts.

               By way of amplification of the foregoing, the Company has agreed that, except as expressly contemplated by the Merger Agreement, neither the Company nor any of its subsidiaries will, between the date of the Merger Agreement and the Effective Time, directly or indirectly do, or propose to do, any of the following without the prior written consent of Purchaser: (a) amend or otherwise change its Certificate of Incorporation or By-laws; (b) issue, sell, pledge, dispose of encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, (i) any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interests, of the Company or any of its subsidiaries (except for the issuance of shares pursuant to certain options and other arrangements previously disclosed to Purchaser), or (ii) any assets of the Company or any of its subsidiaries (except for the sale of non-material assets in the ordinary course of business consistent with past practices); (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock; (d) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock; (e)(i) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof, (ii) incur any indebtedness or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation or become responsible for, the obligations of any person, or make any loans or advances, (iii) enter into any contract or agreement (except for certain specified contracts and agreements and except for those non-material contracts and agreements entered into in the ordinary course of business consistent with past practices), (iv) authorize new capital expenditures (other than expenditures incurred in the ordinary course of business consistent with past practices or as required by the direction or acts of a franchisor and expenditures required by governmental direction), or (v) amend any contract, agreement, commitment or arrangement (other than certain specified contracts and agreements) with respect to any of the foregoing matters; (f) increase the compensation payable or to become payable to, or grant or pay any severance or termination pay to, the officers or employees of the Company or its subsidiaries (except as may be necessary to comply with applicable law, except for increases in salary or wages of employees of the Company or its subsidiaries in accordance with existing policies or past practices, and except pursuant to terms of contracts, policies or benefit arrangements in effect on the date of the Merger Agreement), enter into any employment or severance agreement with, any director, officer or other employee of the Company or any of its subsidiaries, or establish, adopt, enter into or amend any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any of the directors, officers or employees of the Company or its subsidiaries (except as may be necessary to comply with applicable law); (g) take any action other than in the ordinary course of business consistent with past practices (none of which actions shall be unreasonable or unusual) with respect to accounting policies or procedures (including without limitation procedures with respect to the payment of accounts payable and collection of accounts receivable); (h) make any tax election or settle or compromise any tax liability; or (i) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of the same in the ordinary course of business consistent with past practices (including payment of the Company's liabilities in accordance with their terms).

               ACCESS.   Pursuant to the Merger Agreement, the Company has
agreed that, from the date of the Merger Agreement to the Effective Time, it will, and will cause its subsidiaries, officers, directors, employees, auditors and agents to, afford the officers, employees and agents of Purchaser reasonable access to its officers, employees, agents, properties, offices, plants and other facilities and to all books and records, and will furnish Purchaser with all financial, operating and other data and information as Purchaser, through its officers, employees, or agents, may reasonably request.

               EMPLOYEE BENEFIT PLANS. The Merger Agreement provides that the Surviving Corporation will pay, in accordance with their terms, all amounts which are or become due and payable under the terms of all written employment, severance and termination contracts, agreements, plans, policies and commitments of the Company and its subsidiaries with or with respect to its current or former employees, officers and directors. The Surviving Corporation will maintain, for at least a one year period after the Effective Time, employee plans of the Company in effect on the date of the Merger Agreement or provide benefits to employees of the Surviving Corporation who were employees of the Company and its subsidiaries immediately prior to the Effective Time ("United Employees") that are at least substantially comparable to the benefits provided to similarly situated employees of the Surviving Corporation who are not United Employees. In addition, from the date of the Merger Agreement and until the Effective Time, the Company will use its reasonable efforts to enter into employment contracts, effective not later than the Effective Time, with those persons identified by United/Harvey to the Company on or before December 1, 1994, provided that the Company's obligations under each such contract will be conditioned upon the agreement of the employee party thereto to cancel any severance or termination agreement between the Company and such employee in effect on the date of the Merger Agreement.

               EXCLUSIVE NEGOTIATIONS. In the Merger Agreement, the Company represents and warrants that, on November 4, 1994, it ceased and caused to be terminated any existing negotiations, or prior negotiations with any party previously conducted, with respect to a business combination with the Company or a change in control of the Company (a "Change in Control Transaction"). The Company also agrees that, from and after the execution and delivery of the Merger Agreement, the Company will not and will cause its affiliates and its or their representatives not to, solicit any offers from any person or entity in respect of, or, except as described in the following paragraph, engage in any negotiations relating to or provide any information in respect of, any Change in Control Transaction.

               The Merger Agreement provides that if any person (other than a person who participated in the process to which the Company selected Purchaser to the make the Offer and effect the Merger (a "Prior Person")) publicly announces or notifies the Company in writing that it intends to commence a tender or exchange offer to purchase Shares on financial and legal terms which the Company's Board of Directors determines, based upon advice from the Company's independent financial and legal advisors, are more favorable to the Company than those contemplated by the Merger Agreement (an "Unsolicited Proposal"), the Company will notify Purchaser in writing of such Unsolicited Proposal by 5:00 p.m., Eastern Time, on the business day next following the business day on which the Company receives notice of the Unsolicited Proposal. Any such notice given by the Company (a "Proposal Notice") is required to state the terms and conditions of such Unsolicited Proposal and the identity of the person making it (and to include a copy of such Unsolicited Proposal). The Merger Agreement further provides that, if the Company's Board of Directors determines, based upon advice from the Company's independent legal advisors, that its fiduciary duties under applicable law require that the Company commence negotiations with respect to such Unsolicited Proposal or furnish information in respect thereof, Purchaser will have the option to terminate the Merger Agreement, whereupon Purchaser will be entitled to its expenses and a termination fee as described under the heading "Fees and Expenses" below. The Merger Agreement also provides that, in the event that a Prior Person makes an Unsolicited Proposal, the Company will deliver to Purchaser a Proposal Notice with respect thereto, but will not recommend any such Unsolicited Proposal to its stockholders.

               CERTAIN OTHER AGREEMENTS. Pursuant to the Merger Agreement, each of the Company, Purchaser, United/Harvey and Merger Sub has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate or make effective as promptly as practicable the transactions contemplated by the Merger Agreement and to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings.

               INDEMNIFICATION AND INSURANCE. The Merger Agreement provides that the limitations of liability of directors and the indemnification provisions of the Certificate of Incorporation and the By-laws of the Surviving Corporation will not be amended, repealed, contradicted by any other provision of such Certificate of Incorporation or By-laws or otherwise modified for a period of seven years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the time of execution and delivery of the Merger Agreement were directors, officers, employees or agents of the Company, unless such modification is required by a change in applicable law. The Merger Agreement further provides that the Company will to the fullest extent permitted under applicable law or under the Company's Certificate of Incorporation or By-laws or pursuant to the Directors/Officers Indemnification Agreements previously entered into and in effect on the date of the Merger Agreement and regardless of whether the Merger becomes effective, indemnify and hold harmless, and after the Effective Time, the

Surviving Corporation will, to the fullest extent permitted under applicable law or under the Surviving Corporation's Certificate of Incorporation or By-laws, indemnify and hold harmless, each present and former director, officer, employee, fiduciary and agent of the Company or any of its subsidiaries against any cost or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omissions occurring prior to the Effective Time (including, without limitation any claim, action suit, proceeding or investigation arising out of or pertaining to the transactions contemplated by the Merger Agreement) for a period of seven years after the date of the Merger Agreement. Under the Merger Agreement, the Surviving Corporation is obligated for five years after the Effective Time to maintain in effect, if available, directors' and officers' liability insurance substantially comparable in scope and coverage to the Company's current directors' and officers' liability insurance policy covering those persons who are presently covered by such policy, except that the Surviving Corporation shall only be obligated to maintain such coverage at a cost not to exceed $177,840 per year.

               INDEMNIFICATION OF PURCHASER AND AFFILIATES.   Under the Merger
Agreement, the Company has agreed to indemnify and hold harmless each of Purchaser and its affiliates (including United/Harvey and Merger Sub), and their respective partners, officers, directors, employees, agents, and controlling persons from and against any loss, damage, or expense, including without limitation reasonable attorneys' and accountants' fees suffered by any indemnified party, (a) as a result of any action, suit, proceeding or investigation which is based upon, relates to or results from the Merger Agreement or any of the transactions contemplated thereby, except to the extent that it is finally judicially determined by a court of competent jurisdiction that the loss in question resulted from a breach by Purchaser of any of the representations and warranties set forth in the Merger Agreement, or (b) from and after the Effective Time, or, if applicable, the termination of the Merger Agreement as a result of any inaccuracy in or breach of any of the representations, warranties or covenants of the Company set forth in the Merger Agreement.

               INDEMNIFICATION OF THE COMPANY. From and after the Effective Time, or, if applicable, the termination of the Merger Agreement, Purchaser, United/Harvey and Merger Sub have agreed to indemnify and hold harmless the Company and its current and future officers, directors, employees and agents from and against damage or expense (including without limitation reasonable attorneys' and accountants' fees) suffered by any of them as a result of any inaccuracy in or breach of any of the representations, warranties or covenants made by Purchaser, United/Harvey or Merger Sub under the Merger Agreement.

               TERMINATION, AMENDMENT AND WAIVER. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time: (a) by mutual consent of Purchaser, United/Harvey and the Boards of Directors of Merger Sub and the Company; (b) by either Purchaser or the Company if (i) the Merger shall not have been consummated by March 31, 1995; provided, however, that such right of termination shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date, or (ii) a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action which permanently restrains, enjoins or otherwise prohibits the transactions contemplated by the Merger Agreement; (c) by Purchaser if (i) due to an occurrence that would result in a failure to satisfy any of the conditions to the Offer, Purchaser shall have terminated the Offer or failed to pay for Shares pursuant to the Offer within 180 days after the commencement of the Offer, or (ii) prior to the purchase of Shares pursuant to the Offer, the Company's Board of Directors shall have withdrawn or modified in a manner adverse to Purchaser its approval or recommendation of the Offer or the Merger or shall have recommended another offer or transaction; (d) by the Company if
(i) due to an occurrence that would result in a failure to satisfy any of the conditions to the Offer, Purchaser shall have terminated the Offer or failed to pay for Shares pursuant to the Offer within 180 days after the commencement of the Offer, or (ii) prior to the purchase of Shares pursuant to the Offer, the Company's Board of Directors shall have withdrawn its recommendation to the

Company's stockholders to accept the Offer and shall have recommended another offer or transaction, provided that, the Company shall not recommend another Offer or transaction if such Offer is made by or such transaction is to be with a Prior Person, and accordingly, may not terminate the Merger Agreement pursuant to this provision under such circumstances; or (e) by Purchaser as described under the heading "Exclusive Negotiations" above.

               The Merger Agreement provides that it may be amended only by action taken by Purchaser, United/Harvey and the Boards of Directors of the Company and Merger Sub at any time before or after approval of the Merger Agreement and by the stockholders of the Company, if required by applicable law.

               The Merger Agreement provides that any party may (a) extend the time for performance of any of the obligations or other acts of the other parties to the Merger Agreement, (b) waive any inaccuracies in the representations and warranties contained in the Merger Agreement, and (c) waive compliance with any of the agreements or conditions of the other parties contained in the Merger Agreement.

               FEES AND EXPENSES. The Merger Agreement provides that all reasonable out-of-pocket fees, costs and expenses incurred in connection with the Offer, the Merger Agreement and the transactions contemplated thereby will be paid or reimbursed by the Company, except that each party will pay its own fees, costs and expenses in the event that the Offer is not consummated. Notwithstanding the foregoing, the Merger Agreement provides that the Company will pay or reimburse to Purchaser an amount equal to the sum of all reasonable documented fees, costs and expenses in an amount not to exceed $1.0 million incurred by Purchaser and its affiliates in connection with the Merger Agreement and the transactions contemplated thereby subsequent to October 26, 1994, immediately upon the first to occur of: (a) prior to the acceptance for payment of Shares pursuant to the Offer, the Company's Board of Directors having withdrawn or modified in a manner adverse to Purchaser its approval or recommendation of the Offer or having recommended another offer or transaction;
(b) the Company having failed to perform or comply in any material respect with any obligation or covenant required by the Merger Agreement to be performed or complied with by it or breached any representation or warranty of the Company set forth in the Merger Agreement in any material respect (or with respect to those representations and warranties qualified by material adverse effect, in any respect); or (c) if the Merger Agreement is terminated as described under the heading "Exclusive Negotiations" above as a result of an Unsolicited Proposal; provided that no such payment shall be made to Purchaser if Purchaser, United/Harvey or Merger Sub, as the case may be, shall have failed to perform or comply in any material respect with any obligation or covenant required by the Merger Agreement to be performed or complied with by it or breached any representation or warranty of it set forth in the Merger Agreement in any material respect (or with respect to those representations and warranties qualified by material adverse effect, in any respect). In addition, the Company will pay to Purchaser immediately upon termination of the Merger Agreement pursuant to clause (c)(ii), (d)(ii) or (e) under the first paragraph of the heading "Termination, Amendment and Waiver" above, an amount equal to $1.0 million if such termination occurs on or before November 30, 1994, and an amount equal to $1.5 million if such termination occurs after November 30, 1994. The parties have agreed that any amount to be paid as described in this paragraph will be the exclusive remedy of Purchaser in connection with any such termination.

               GUARANTY OF PERFORMANCE. In the Merger Agreement, United/Harvey, Merger Sub and The Hampstead Group, Inc. have, jointly and severally, (a) represented and warranted to the Company that the representations and warranties of Purchaser set forth in the Merger Agreement are true and correct in all material respects, and (b) agreed to cause Purchaser to perform and comply in all material respects with the obligations and covenants required by the Merger Agreement to be performed or complied with by it, effective up to the Effective Time. The provisions of the Merger Agreement described in the immediately preceding sentence will terminate at the Effective Time and thereupon become null and void.

          (iii) CONFIDENTIALITY AGREEMENT. The Company and an affiliate of Purchaser, Hampstead Investments, Inc. ("HII") entered into a Confidentiality Agreement, dated July 14, 1994 (the "Confidentiality Agreement"), relating to HII's receipt and review of certain confidential evaluation materials and information furnished by or on behalf of the Company (the "Evaluation Materials"). Pursuant to the Confidentiality Agreement, HII agreed to use the Evaluation Materials solely for the purpose of evaluating a possible investment in the Company, to refrain from allowing such information to be used for private use or commercial purpose and to take all appropriate measures to safeguard the confidentiality of the Evaluation Materials. Pursuant to the Confidentiality Agreement, HII also agreed, on behalf of itself and its principals, not to actively engage in the purchase of Shares on the open market and not to contact any mortgagee, note holder, bond holder, lessor or hotel franchisor of the Company, without prior approval.

               The foregoing description of the Confidentiality Agreement is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which has been filed as a exhibit hereto and is incorporated herein by reference.

          (iv) LETTER AGREEMENT. Purchaser, the Company and Harvey Hotel Co., Ltd. entered into a letter agreement dated as of November 4, 1994 (the "Letter Agreement"). Pursuant to the Letter Agreement, the Company agreed that: (a) it would immediately cease and cause to be terminated any existing negotiations, or prior negotiations with any party previously conducted, with respect to a business combination or a change in control (a "Change in Control Transaction");
(b) from the date of the Letter Agreement until the signing of a definitive agreement, but not later than January 31, 1995 (the "Exclusivity Period"), it would not, and it would cause its respective representatives not to, solicit any offers from any other party relating to a Change in Control Transaction; and (c) it would, during the Exclusivity Period, exclusively negotiate with Purchaser in good faith to reach a definitive agreement and enter into definitive documentation relating to a business combination, except as otherwise required by fiduciary obligations under applicable law, as advised by counsel in respect of Another Proposal (as hereinafter defined). The Letter Agreement also provided that Purchaser could terminate its negotiations with the Company if the Company were to receive an unsolicited proposal providing for a Change in Control Transaction from any person or entity who or which was not given an opportunity prior to the date of the Letter Agreement to propose a Change in Control Transaction, which unsolicited proposal was on financial and legal terms more favorable to the Company than Purchaser's proposal ("Another Proposal"), and the Company in the exercise of its fiduciary duties under applicable law elected to commence negotiations with respect to Another Proposal. In the event that Purchaser were to terminate its negotiations in connection with a Unsolicited Proposal or the Company were to enter into an agreement providing for a Change in Control Transaction with any person other than Purchaser or its affiliates prior to the expiration of the Exclusivity Period, the Company would reimburse Purchaser up to $500,000 for all reasonable out-of-pocket expenses incurred from and after October 26, 1994, relating to matters contemplated by Purchaser's proposal to the Company. In addition, if Purchaser were to terminate its negotiations pursuant to Another Proposal, then the Company would pay to Purchaser a fee in an amount equal to $500,000 if Purchaser were to receive notice of Another Proposal on or before November 10, 1994, or in an amount equal to $1.0 million if Purchaser were to receive notice of Another Proposal after November 10 and on or before November 20, 1994 or in an amount equal to $1.5 million if Purchaser were to receive notice of Another Proposal after November 20, 1994 but prior to the expiration of the Exclusivity Period. In addition, the Company agreed to indemnify and hold Purchaser and its affiliates harmless for any loss, cost, damage, expense (including reasonable attorneys' fees and charges) or liability relating to, resulting from or arising out of any action, suit or proceeding initiated by any stockholder, other security holder or lender of the Company, any employee or former employee of the Company or by any other person or entity based upon or relating to, in whole or in part, facts arising out of the negotiations between Purchaser and the Company during the Exclusivity Period or relating to the Letter Agreement.

               The foregoing description of the Letter Agreement is qualified in its entirety by reference to the complete text of the Letter Agreement, a copy of which has been filed as an exhibit hereto and is incorporated herein by reference.

          (v) COCKROFT AGREEMENT. Purchaser and Cockroft Consolidated Corporation ("Cockroft Consolidated") have entered into an agreement (the "Cockroft Agreement") pursuant to which Purchaser has agreed to provide that the expiration date of the Offer will occur in January 1995, subject to extension only as provided in the Merger Agreement, and further agreed that, regardless of whether the Cash/Stock Option is made available, Purchaser will, either pursuant to the Merger Agreement as presently in effect or otherwise, subject to conditions no more favorable to Purchaser than those contained in the Merger Agreement as presently in effect, provide nontendering stockholders an opportunity following the consummation of the Offer to receive cash in an amount at least equal to the Per Share Amount in exchange for each Share not tendered pursuant to the Offer.

               Pursuant to the Cockroft Agreement, Cockroft Consolidated has agreed to tender pursuant to the Offer and not withdraw all of the 1,209,214 Shares held by Cockroft Consolidated (the "Cockroft Shares"), constituting approximately 45.4% of the total number of Shares. In addition, Cockroft Consolidated has granted to Purchaser an irrevocable option (the "Cockroft Option") to purchase all (but not less than all) of the Cockroft Shares. The Cockroft Option is exercisable on or after January 1, 1995 and on or prior to March 31, 1995, provided that one of the events referred to in clause (c) (4) or
(5) under the heading "The Merger Agreement -- Conditions to the Offer" above has occurred. The price per share payable upon the exercise of the Cockroft Option is the greater of (a) the Per Share Amount and (b) the per share amount of any competing offer which gives Purchaser the right to terminate the Merger Agreement in the manner described in the second paragraph under the heading "The Merger Agreement -- Exclusive Negotiations" above.

               Pursuant to the Cockroft Agreement, Cockroft Consolidated has represented to Purchaser that Cockroft Consolidated has good and valid title to all of the Cockroft Shares and sole and unrestricted voting power and power of disposition with respect thereto. In addition, Cockroft Consolidated has agreed, prior to the expiration of the Cockroft Option, not to, among other things, (a) sell or otherwise dispose of or encumber any of the Cockroft Shares,
(b) grant any proxy with respect to any of the Cockroft Shares (other than to Purchaser), or (c) exercise any voting or consent rights with respect to the Cockroft Shares in a manner inconsistent with the intent and purposes of the Merger Agreement or the Cockroft Agreement.

               Mr. Don Cockroft, Chief Executive Officer, President and a director of the Company, Mr. Robert Cockroft and Mrs. Janet Virgin, both directors of the Company, and Mrs. Katherine Lammons, beneficially own a controlling interest in Cockroft Consolidated. The foregoing description of the Cockroft Agreement is qualified in its entirety by reference to the complete text of the Cockroft Agreement, a copy of which has been filed as an exhibit hereto and is incorporated herein by reference.

          (vi) SEVERANCE AGREEMENTS. In June 1987, the Company entered into severance agreements with certain executive officers of the Company. Under the agreements with Mr. Augustus B. Randle, III and Mr. J. Don Miller, they would be entitled to severance compensation in the event that their employment is terminated following a change in control of the Company. The amount of compensation would be equal to a maximum of 200% of their base compensation for the twelve months prior to the their termination. The maximum amount of compensation which would be payable to Messrs. Randle and Miller, if their employment were terminated, as of November 14, 1994 would be $172,000 and $178,000, respectively, plus an additional amount for benefits.

               The foregoing description of the severance agreements is qualified in its entirety by reference to the complete text of the severance agreements, a copy of which have been filed as exhibits hereto and are incorporated herein by reference.

               Except as set forth above, to the best knowledge of the Company, there are no contracts, agreements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, and (a) the Company's executive officers, directors or affiliates or (b) Purchaser or their respective executive officers, directors or affiliates.

ITEM 4.   THE SOLICITATION OR RECOMMENDATION.

     (a) (i) RECOMMENDATION REGARDING THE OFFER AND THE CASH MERGER. At a special meeting of the Company's Board of Directors held on November 14, 1994, the Board of Directors unanimously (a) determined that the Offer and the cash Merger are in the best interests of the Company's stockholders, (b) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the cash Merger, and (c) resolved to recommend that the Company's stockholders accept the Offer. The Company's Board of Directors recommends that the Company's stockholders accept the Offer and tender their Shares to Purchaser in the Offer. A copy of a form of letter to stockholders communicating the Board of Director's recommendation is filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference.

          (ii) NO RECOMMENDATION REGARDING THE POSSIBLE CASH/STOCK OPTION. The Company's Board of Directors (a) has not made and does not intend to make any determination with respect to the Cash/Stock Option, including whether the Cash/Stock Option or any amendment to the Merger Agreement to provide for the Cash/Stock Option would be in the best interests of the Company's stockholders,
(b) has not approved and does not intend to approve the Cash/Stock Option or any amendment to the Merger Agreement with respect thereto, and (c) has not made and does not intend to make any recommendation to the Company's stockholders with respect to the Cash/Stock Option or any amendment to the Merger Agreement with respect thereto.

     (b) (i) BACKGROUND. The Company owns and operates 25 hotel properties located in selected cities in the Southern United States. The Company operates hotels under the Holiday Inn, Holiday Inn Express, Days Inn, Hampton Inns, Howard Johnson and Ramada flags. The Company's hotels are located in Atlanta, Georgia (8 hotels), Jackson, Mississippi (4 hotels), Houston and Dallas, Texas (8 hotels), Colorado Springs, Colorado (2 hotels), Scottsdale and Flagstaff, Arizona (2 hotels) and Santa Barbara, California (1 hotel). In addition, the Company owns 11 non-hotel properties, principally land, in the same cities as the above hotel properties.

          During the mid to late 1980's the hotel industry in the United States was characterized by over-building and intense competition. Room rates remained relatively fixed because of the intense competitive pressures, although operating expenses tended to increase because of increases in the prevailing wage rates and increases in the cost of other goods and services. Due to these factors as well as the war in the Middle East and its negative impact on domestic travel, the Company experienced poor operating results in 1990, 1991 and 1992.

          As a result of these conditions and following a restructuring of the Company's debt, in mid-1993, the Company engaged Michael S. McNulty ("McNulty"), on an informal basis, and Geller & Co. ("GellerCo") to explore certain plans to enhance stockholder value. The initial purpose in retaining these advisors was to obtain a review of the Company's operations and to obtain suggestions on improving operating results.

          In July 1994, the Company retained Smith Barney Inc. ("Smith Barney") to act as financial advisor to the Company to assist the Company in exploring various strategic alternatives to maximize stockholder value, including the possible sale of all or a portion of the Company's assets. On July 12, 1994, the Company issued a press release announcing its retention of Smith Barney in this regard.

          At a Board of Directors' meeting held on September 9, 1994, the Board reviewed the status of efforts to identify potentially desirable strategic transactions for the Company, and the Board was advised that (a) approximately 100 persons both within and outside the hotel industry had been identified and contacted for an indication of interest on their part with regard to a transaction involving the Company, (b) a memorandum containing detailed information regarding the Company and its assets, properties and operations had been distributed to approximately one-half of the persons contacted, and (c) preliminary proposals regarding possible transactions involving the Company had been received. At this meeting, the Board of Directors authorized the Company's representatives to assemble and make available to these interested parties additional information regarding the Company.

          On October 27, 1994, the Board of Directors held a special meeting at which the Board reviewed, with its financial and legal advisors, proposals submitted by three entities, including Purchaser, together with, among other items, a proposed form Agreement and Plan of Merger which had been submitted to the potential bidders. After extensive discussion, the Board authorized the Company's representatives to continue discussions with these three entities.

          A special meeting of the Board of Directors was held on November 1, 1994, at which the Board reviewed the newly revised terms of the three proposals, two of which were all-cash proposals. One of the all-cash proposals was from Purchaser. Following this Board meeting on November 1, 1994, the Company issued a press release announcing that it had entered into negotiations regarding an all-cash business combination, a copy of which is attached to this
Schedule 14D-9 as an exhibit and is incorporated herein by reference.

          On November 3, 1994, the Board of Directors held a special meeting to review the status of the discussions with the two all-cash bidders. The November 3 special meeting of the Board of Directors was reconvened on November 4, 1994 to review the final proposals of the two all-cash bidders. The Board of Directors extensively discussed the terms and conditions of the two final proposals. At the conclusion of this meeting, the Board of Directors authorized the Company's representatives to negotiate with Purchaser or its affiliates the terms of an agreement whereby the Company would agree under certain circumstances not to solicit or enter into or continue negotiations with respect to alternative proposals (a "no-shop agreement"), as well as the terms of a definitive Merger Agreement.

          Following this Board meeting on November 4, 1994, the Company's representatives negotiated the terms of, and the Company entered into, a no-shop agreement with The Hampstead/Harvey Group, an affiliate of Purchaser, in the form of the letter agreement, a copy of which is attached as an exhibit hereto and which is incorporated herein by reference. On that date, the Company issued a press release with respect to this no-shop agreement, a copy of which is attached hereto and which is incorporated herein by reference. Also, during the ensuing ten days, the Company's representatives negotiated with representatives of Purchaser the terms of the Merger Agreement, a copy of which is attached as an exhibit hereto and which is incorporated herein by reference.

          At a special meeting of the Board of Directors held on November 14, 1994, Smith Barney delivered to the Board its written opinion to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration to be received by holders of Shares pursuant to the Offer and the Merger was fair to such stockholders from a financial point of view.

          Following considerable deliberation at this November 14 Board of Directors' meeting, the Board unanimously (a) determined that the Offer and the cash Merger are in the best interests of the Company's stockholders, (b) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the cash Merger, and (c) resolved to recommend that the Company's stockholders accept the Offer. Following the conclusion of this meeting, on November 14, 1994, the parties entered into the Merger Agreement and later that afternoon, the Company issued a press release announcing the execution of the Merger Agreement, a copy of which is attached hereto and which is incorporated herein by reference.

          (ii)  REASONS FOR RECOMMENDATION REGARDING THE OFFER AND THE CASH
MERGER.   On November 14, 1994, the Company's Board of Directors met to review the terms of the Merger Agreement

(including all Annexes, Schedules and Exhibits thereto) which had been previously distributed to the Board. Prior to approving the Merger Agreement and the transactions contemplated thereby, the Board of Directors reviewed the terms and conditions of the Offer and the Merger with the Company's management, legal counsel and financial advisor. In reaching its conclusion set forth in
Item 4(a) (i) above, the Board of Directors considered a number of factors, including, without limitation, the following:

          (a) The Company's industry profile, including an analysis of the Company's competitive position in the hotel industry and the necessity for substantial capital improvements to be made to upgrade a number of the Company's hotel properties.

          (b) The Board's belief that the process undertaken by the Company in obtaining proposals with respect to a business combination with the Company was comprehensive and that, after consultation with Smith Barney based on its involvement in such process, the Company had received the best and final offer from interested parties.

          (c) The Board's belief that the Offer represents an attractive opportunity for stockholders to promptly receive fair value in cash for their investment in light of the Company's current and prospective financial condition and the inherent risks in the hotel industry.

          (d) A review of various financial and other considerations, including the Company's historical and recent stock prices, values placed by the market on certain other publicly-traded hotel companies and a comparative analysis of the capitalization rate (based on the earnings of the Company before income taxes, depreciation and amortization) of the Company's cash flow as compared to the capitalization rate of other similarly situated companies.

          (e) The written opinion of Smith Barney dated November 14, 1994, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration to be received by holders of Shares in the Offer and the Merger was fair to such stockholders from a financial point of view. The full text of Smith Barney's written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Smith Barney, is attached as an exhibit hereto and is incorporated herein by reference. Smith Barney's opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received by holders of Shares pursuant to the transactions contemplated by the Merger Agreement and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer. Stockholders are urged to read such opinion carefully in its entirety.

          (f) The fact that the consideration to be paid to the Company's stockholders in the Offer is all cash and is for all of the outstanding Shares.

          (g) The terms and conditions of the Offer and the Merger Agreement, which the Board believes are fair and reasonable, including the absence of any financing condition.

          (h) The provisions of the Merger Agreement that could have a detrimental effect on third parties who might be interested in a proposed business combination with the Company. These provisions include the obligation of the Company to pay a termination fee of up to $1.5 million and reimburse Purchaser for its out-of-pocket expenses up to $1.0 million if the Offer does not go forward under certain circumstances. In addition, the Company has agreed not to solicit or engage in any negotiations relating to or providing information with respect of any "change of control" transaction except in the event that the Company receives an unsolicited proposal regarding a business combination from a person or an entity (other than a person or entity which participated in the solicitation process described above), in which event, in the exercise of its fiduciary duties under applicable law, the Company may commence negotiations with such person or entity submitting the unsolicited proposal. In that event, Purchaser will have the option to terminate the Merger Agreement and be reimbursed for its expenses and be paid a termination fee (as described above). The Company has further agreed that if a person or entity which participated in the solicitation process as described above makes an unsolicited proposal, the Company will not make a positive recommendation to its stockholders with respect to such unsolicited proposal. The Board recognized that these and certain other terms were required by Purchaser as a condition to entering into the Merger Agreement.

          In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination.

          (iii) REASONS FOR NO RECOMMENDATION REGARDING THE POSSIBLE CASH/STOCK OPTION. In determining not to approve or make any recommendation regarding the Cash/Stock Option, the Board of Directors considered a number of factors, including, without limitation, the following:

          (a) The fact that the Company has not assessed and does not intend to assess the value of any noncash consideration that may be received by holders of Shares pursuant to the Merger or any other transaction if the Merger Agreement is amended to provide for the Cash/Stock Option or otherwise.

          (b) The fact that the written opinion of Smith Barney does not address and is not intended to address the fairness, from a financial point of view, to the holders of Shares of any noncash consideration that may be received by such stockholders pursuant to the Merger or any other transaction if the Merger Agreement is amended to provide for the Cash/Stock Option or otherwise, and the fact that Purchaser has not sought or obtained any advice or opinion from an independent financial advisor with respect thereto.

          (c) The fact that as described in the Offer to Purchase, whether Purchaser will amend the Merger Agreement to provide for the Cash/Stock Option will depend upon a number of factors and will be subject to compliance with applicable legal requirements, and Purchaser states that no assurance can be given as to whether the Cash/Stock Option will be made available or, if so, the timing thereof.

ITEM 5.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company retained Smith Barney as financial advisor to the Company to furnish financial advisory and investment banking services in connection with a potential sale or other transfer of all or substantially all of the outstanding capital stock or assets of the Company to one or more potential purchasers (a "Transaction"). The Company has agreed to pay Smith Barney for its services an aggregate financial advisory fee in an amount equal to 1.25% of the total proceeds and other consideration paid or received in connection with a Transaction which occurs during Smith Barney's engagement or, with respect to certain parties, during a period of 12 months thereafter. The Company also has agreed to reimburse Smith Barney for its reasonable out-of-pocket expenses (including reasonable travel and legal expenses) and to indemnify Smith Barney and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Smith Barney's engagement.

     Pursuant to a Consulting Agreement, dated August 13, 1993 (the "Geller Consulting Agreement"), the Company retained GellerCo for a one-year period as a financial advisor to the Company to develop and assist in the implementation of a strategic plan for the future operation of the Company. Under the Geller Consulting Agreement, the Company agreed to pay GellerCo a monthly retainer of $12,500 and awarded GellerCo 25,000 shares of Common Stock and granted to GellerCo options to purchase 35,000 shares of Common Stock. On August 31, 1994, Smith Barney, GellerCo, Laurence Geller (together with GellerCo, "Geller") and the Company entered into a compensation agreement (the "Compensation Agreement"), pursuant to which the parties agreed, among other things, that Geller would receive a fee from Smith Barney equal to 20% of the Transaction Fee received by Smith Barney from the Company in the event that the Company successfully completes a Transaction within 12 months of the of the date of the Compensation Agreement.

     In July 1994, the Company formally retained Michael S. McNulty ("McNulty") to explore certain plans for the Company's operations to enhance stockholder value. In consideration for such services, the Company has agreed to pay McNulty a fee of $124,000 and an additional incentive bonus of $50,000 upon completion of the Offer by Purchaser.

     Except as set forth above, neither the Company nor any person acting on its behalf intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6.   RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Pursuant to the Geller Consulting Agreement, on August 13, 1994, 25,000 shares of the Company's Common Stock issued to GellerCo became fully vested and options to purchase 35,000 shares of the Company's Common Stock granted to GellerCo became exercisable, at an exercise price of $4.55 per share. The Common Stock issued and issuable upon the exercise of options to GellerCo is required to be registered under the Securities Act. In connection with the foregoing, the Company filed a Registration Statement on Form S-1 (Reg. No. 33-54925), with the SEC on August 4, 1994, as amended by Amendment No. 1 thereto filed with the SEC on September 26, 1994, Amendment No. 2 thereto filed with the SEC on October 13, 1994, Amendment No. 3 thereto filed with the SEC on October 31, 1994, and Amendment No. 4 thereto filed with the SEC on November 4, 1994.

          On February 11, 1994, the Company granted pursuant to its 1993 Stock Incentive Plan to each of four directors of the Company, Robert L. Cockroft, Howard W. Loveless, Janet C. Virgin and Robert J. Wareham, an option to purchase up to 1,000 shares of Common Stock at an exercise price of $12.87 per share.
All such options become immediately exercisable upon a Change in Control as defined in the 1993 Stock Incentive Plan.

          On November 21, 1994, Purchaser and Cockroft Consolidated entered into the Cockroft Agreement. See Item 3 above for a description of the Cockroft Agreement.

          Except as set forth above, to the best of the Company's knowledge, neither the Company nor any director, executive officer, affiliate or subsidiary of the Company has effected transactions in the Shares during the past 60 days.

     (b) To the best of the Company's knowledge, GellerCo and each of the directors described in Item 6(a) intend to exercise his/her option and tender at least a majority of all Shares held of record or beneficially by them pursuant to the Offer. To the best of the Company's knowledge, its executive officers, other directors and affiliates currently intend to tender at least a majority of all Shares held of record or beneficially by them pursuant to the Offer.

ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) On November 14, 1994, the Company, Purchaser, United/Harvey and Merger Sub entered into the Merger Agreement. See Item 3 above for a description of the Merger Agreement and certain other agreements and transactions relating thereto.

          Except as described in Items 2 and 3(b) above, no negotiation is underway or is being undertaken by the Company in response to the Offer which relates to or could result in: (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Items 3(b) and 4 hereof, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer, which relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

     None.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT        DESCRIPTION
  NO.

    1. Agreement and Plan of Merger among the Company, Purchaser, United/Harvey and Merger Sub, dated as of November 14, 1994.

    2.         Press release issued by the Company on November 1, 1994.

    3.         Press release issued by the Company on November 4, 1994.

    4. Press release issued by the Company and Purchaser on November 14, 1994.

    5.         Confidentiality Agreement between the Company and HII, dated July
               14, 1994.

    6. Letter agreement among the Company, Purchaser and Harvey Hotel Co., Ltd., dated November 4, 1994.

    7. Agreement between Purchaser and Cockroft Consolidated, dated November 21, 1994.

    8. Agreement between the Company and Augustus B. Randle, III, dated June 1, 1987.

    9.         Agreement between the Company and J. Don Miller, dated June 1,
               1987.

  *10. Letter from the Company to the Company's stockholders, dated November 22, 1994.

  *11.         Opinion of Smith Barney Inc., dated November 14, 1994.
______________________
* Exhibits 10 and 11 are being distributed to all stockholders.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 23, 1994                    UNITED INNS, INC.



                              By:  /s/ Don Wm. Cockroft
                                   -----------------------------
                                        Don Wm. Cockroft
                                        President, Chief Executive
                                        Officer and Director

                                                                   ANNEX A

                                UNITED INNS, INC.
                               5100 Poplar Avenue
                             Suite 2300, Clark Tower
                            Memphis, Tennessee  38137

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


     This Information Statement, which is being mailed on or about November 23, 1994 to holders of record of shares of Common Stock as of November 10, 1994, is being furnished in connection with the possible designation by Purchaser pursuant to an Agreement and Plan of Merger, dated as of November 14, 1994 (the "Merger Agreement"), among United Inns, Inc. (the "Company"), United/Harvey Holdings, L.P. ("Purchaser"), United/Harvey Hotels, Inc. ("United/Harvey") and United/Harvey Sub, Inc. ("Merger Sub") of certain persons to be elected to the Board of Directors (the "Board") of the Company by means other than through a meeting of the Company's stockholders. This Information Statement is being distributed with the Company's Schedule 14D-9, to which this Information Statement is attached as Annex A thereto.

     Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on November 21, 1994 to acquire all of the issued and outstanding shares of Common Stock (the "Shares") at a price of $25.00 per Share (such amount, or such other amount in cash as Purchaser may pay pursuant to the Offer, being hereinafter referred to as the "Per Share Amount"), net to the seller thereof in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated November 21, 1994, and the related Letter of Transmittal. The Merger Agreement also provides that after completion of the Offer, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company and the Company will survive as the surviving corporation (the "Surviving Corporation"). Each outstanding Share, other than those held by United/Harvey or in the treasury of the Company or by any subsidiary of the Company (all of which will be cancelled) and other than Shares held by holders who have demanded and perfected and not withdrawn or lost the right for appraisal of such Shares under the Delaware General Corporation Law, will be converted at the effective time (the "Effective Time") of the Merger into the right to receive the Per Share Amount, in cash, without interest thereon.

     The Merger Agreement provides that, promptly upon the purchase by Purchaser of a majority of the outstanding Shares pursuant to the Offer (the "Share Acquisition"), Purchaser shall be entitled, subject to compliance with applicable law, to designate up to that number of members, rounded up to the nearest whole number, of the Board as will make the percentage of the members designated by Purchaser equal to the percentage of outstanding Shares held by Purchaser and its affiliates (other than the Company and its subsidiaries). The Company has agreed to increase the size of its Board and/or use its reasonable efforts to secure the resignation of such number of directors as is necessary to enable Purchaser's designees to be elected to the Board and will cause Purchaser's designees to be so elected effective immediately upon Purchaser's acquisition of a majority of the outstanding Shares pursuant to the Offer or otherwise. In connection with the foregoing, the Board has taken written action to (a) increase the number of directors of the Company from six to nine, such increase to be effective immediately prior to the Share Acquisition, (b) elect Messrs. J. Peter Kline, Donald J. McNamara and Robert A. Whitman (collectively, the "Purchaser Designees"), as designees of Purchaser, to fill the vacancies created by such increase, with such elections to be effective immediately upon the Share Acquisition, and (c) accept the written resignation as a director of the Company of each of the existing members of the Board, such resignations being effective immediately upon the Share Acquisition; the Company has represented to Purchaser that such action will be in effect immediately prior to the Share Acquisition. In addition, the Company has agreed to cause persons designated by Purchaser to constitute the same percentage (rounded up to the nearest whole number) on each of the following as the designees of Purchaser then constitutes on the Board: (a) each committee of such Board designated by Purchaser, (b) each board of directors of each subsidiary designated by Purchaser, and (c) each committee of each such board designated by Purchaser. The Company's obligation to appoint Purchaser Designees to its Board is subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder.

     No action is required by the stockholders of the Company in connection with the election of the Purchaser Designees to the Board. However, Section 14(f) of the Exchange Act requires the mailing to the Company's stockholders of the information set forth in this Information Statement prior to a change of a majority of the Company's directors.

     The purpose of this Information Statement is to satisfy the requirements of
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in connection with the reconstitution of the Board pursuant to the Merger Agreement, and to provide information regarding the Board and executive officers of the Company and the Purchaser Designees. The information contained in this Information Statement concerning the Purchaser Designees has been furnished to the Company by Purchaser and the Company assumes no responsibility for the accuracy or completeness of such information and Purchaser shall be solely responsible for such information.


                               BOARD OF DIRECTORS

General

     The shares of Common Stock are the only class of voting securities of the Company outstanding. Each share of Common Stock is entitled to one vote on each matter to be considered at meetings of stockholders, including the election of directors. As of November 14, 1994, there were 2,665,899 shares of Common Stock outstanding.

     The Certificate of Incorporation of the Company provides that directors of the Company shall be not less than three nor more than ten and shall be elected by the stockholders at their annual meeting to serve for a term of one year or until their successors are duly elected and qualified.

Directors and Executive Officers of the Company as of November 14, 1994

     The following table sets forth certain information with respect to each of the current directors and executive officers of the Company including their names, ages, principal occupations for the past five years, (in the case of directors) their directorships with other corporations and their terms as directors and executive officers:


                                     PRINCIPAL OCCUPATION DURING                             EXECUTIVE
                                        THE PAST FIVE YEARS                   DIRECTOR        OFFICER
NAME                AGE                AND OTHER DIRECTORSHIP                  SINCE           SINCE
- ----                ---              ---------------------------               -----           -----

DIRECTORS:
- ---------
Don Wm. Cockroft     56            President and Chief Executive Officer of     1967           1966
(a)                                the Company (brother of Robert L. Cockroft
                                   and Janet C. Virgin, brother-in-law of
                                   J. Howard Lammons)

J. Howard Lammons    65            Private investor (brother-in-law of Don      1957            --
(a)                                Wm. Cockroft, Robert L. Cockroft and
                                   Janet C. Virgin);  Advisory Director of
                                   Memphis, NationsBank of TN

Robert L. Cockroft   53            Physician - Memphis Radiological             1971            --
(c)                                Professional Corporation (brother of Don
                                   Wm. Cockroft and Janet C. Virgin,
                                   brother-in-law of J. Howard Lammons)

Howard W. Loveless   67            Private consultant                           1977            --
(b) and (c)

Janet C. Virgin      60            Private investor (sister of Don Wm.          1991            --
(a)                                Cockroft and Robert L. Cockroft,
                                   sister-in-law of J. Howard Lammons)

Ronald J. Wareham    50            President - R.J. Wareham & Company,          1993            --
(a),(b) and (c)                    Incorporated, a corporate financial
                                   advisory firm

NON-DIRECTOR
- ------------
EXECUTIVE OFFICERS:
- ------------------

Augustus B. Randle,  53            Secretary and General Counsel                 --            1972
III

J. Don Miller        59            Vice President-Finance                        --            1975

John M. Dollar       53            Vice President                                --            1973

(a) Member of the Executive Committee of the Board.
(b) Member of the Audit Committee of the Board.
(c) Member of the Compensation Committee of the Board.

     THE ABOVE DIRECTORS AND EXECUTIVE OFFICERS HAVE HAD THE PRINCIPAL OCCUPATIONS SET FORTH ABOVE FOR AT LEAST FIVE YEARS, EXCEPT FOR MR. WAREHAM, MR. LAMMONS AND MR. LOVELESS. MR. WAREHAM HAS BEEN PRESIDENT OF R.J. WAREHAM & COMPANY, INCORPORATED, A CORPORATE FINANCIAL ADVISORY FIRM SINCE 1991. FROM 1984 TO 1991, HE WAS A MANAGING DIRECTOR OF DEAN WITTER REYNOLDS' CORPORATE FINANCE OFFICE IN ATLANTA, GEORGIA. MR. LAMMONS HAS BEEN PRINCIPALLY INVOLVED IN PRIVATE INVESTMENT ACTIVITIES SINCE HIS RETIREMENT FROM THE COMPANY IN MARCH 1994. PRIOR TO HIS RETIREMENT, MR. LAMMONS SERVED AS EXECUTIVE VICE-PRESIDENT OF THE COMPANY SINCE 1978. MR. LOVELESS HAS BEEN PRINCIPALLY INVOLVED IN PRIVATE CONSULTING

ACTIVITIES SINCE JANUARY 1, 1994. PRIOR TO THAT DATE AND FOR OVER FIVE YEARS, MR. LOVELESS SERVED AS PRESIDENT OF HAAS, INC., A PRIVATE INVESTMENT ADVISORY COMPANY.

INDIVIDUALS DESIGNATED BY PURCHASER AS PURCHASER DESIGNEES

     THE FOLLOWING TABLE SETS FORTH CERTAIN INFORMATION WITH RESPECT TO EACH OF THE PURCHASER DESIGNEES INCLUDING THEIR NAMES, AGES, PRINCIPAL OCCUPATIONS FOR THE PAST FIVE YEARS AND THEIR DIRECTORSHIPS WITH OTHER CORPORATIONS:

                                                   PRINCIPAL OCCUPATION DURING
                                                      THE PAST FIVE YEARS
NAME                     AGE                        AND OTHER DIRECTORSHIPS
- ----                     ---                      ----------------------------

Donald J. McNamara        41                      Chairman of the Board of
                                                  Directors and Co-Chief
                                                  Executive Officer of The
                                                  Hampstead Group, Inc. (which
                                                  makes and manages real estate
                                                  and health-care related
                                                  investments); director of
                                                  LaQuinta Inns, Inc. (which
                                                  owns and operates hotels);
                                                  director of Forum Retirement,
                                                  Inc., the general partner of
                                                  Forum Retirement Partners,
                                                  L.P., a public master limited
                                                  partnership (which owns
                                                  retirement communities)
                                                  director of FelCor Suite
                                                  Hotels (a real estate
                                                  investment trust).

Robert A. Whitman         41                      President and Co-Chief
                                                  Executive Officer of The
                                                  Hampstead Group, Inc., from
                                                  1992 to present; Chairman of
                                                  the Board of Forum Group, Inc.
                                                  (which owns and operates
                                                  retirement communities) from
                                                  June 1993 to present;
                                                  President and Chief Executive
                                                  Officer of Forum Group, Inc.
                                                  from June 1993 to October
                                                  1994; Managing Partner and
                                                  Chief Executive Officer for
                                                  Trammel Crow Ventures (the
                                                  real estate investment,
                                                  banking and investment
                                                  management unit of the Trammel
                                                  Crow Company) from prior to
                                                  1989 to 1992; and Chief
                                                  Financial Officer for Trammel
                                                  Crow Group and Trammel Crow
                                                  Company from prior to 1988 to
                                                  1991.

J. Peter Kline            47                      President of Harvey Hotels,
                                                  Inc., (which owns and operates
                                                  hotels) from prior to 1983 to
                                                  present.


Meetings and Committees of the Board

     The Company's Board conducted nine meetings during fiscal year 1994, four of which were regular meetings and five of which were special meetings of the Board. Each of the directors attended at least 75% of the meetings of the Board and any Committee of the Board on which they serve, except for Mr. Loveless who attended 66-2/3% of the Board meetings.

     Among the three Committees of the Board are an Executive Committee, an Audit Committee and a Compensation Committee. The Company does not have a standing Nominating Committee of the Board of Directors. The Audit Committee
(a) meets and reviews with the independent auditors their audit and non-audit services, (b) meets and reviews with management the audit and non-audit services, (c) meets and reviews with management the audit and non-audit services of the independent auditors, and (d) makes such recommendations to management and the independent auditors as it deems appropriate. The Audit Committee held one meeting during fiscal year 1994. The Compensation Committee determines the salaries, bonuses and other remuneration of the officers of the Company, administers the Company's Bonus Plan, and makes recommendations to the Board with respect to the Company's compensation policies. The Compensation Committee held one meeting during fiscal year 1994.


Compensation of Directors

     For fiscal year 1994 all directors are to be paid a fee of $750 for each Board meeting attended. In addition, directors who are not employees of the Company are to be paid a quarterly fee of $1,500, plus $400 for each Board Committee meeting attended.

     The Company has a consulting arrangement with R.J. Wareham & Company, Incorporated ("Wareham & Co."), under the terms of which Wareham & Co. is to be paid by the Company for Ronald J. Wareham's time and expenses for financial advice to the Company related to a variety of corporate projects. Mr. Wareham is the sole shareholder of Wareham & Co. The Company has made payments in the aggregate amount of $26,450 to Wareham & Co., during the Company's fiscal year ended September 30, 1994.

     The Company's 1993 Stock Incentive Plan provides that each director who is not also an employee of the Company and who is incumbent at the date of each of the five consecutive annual meetings of stockholders beginning with the Company's 1994 annual meeting of stockholders shall automatically be granted, immediately after the conclusion of each such annual meeting, an option to purchase 1,000 shares of Common Stock. In connection with the Company's 1994 annual meeting of stockholders held on February 11, 1994, the Company granted to each of Robert L. Cockroft, Howard W. Loveless, Janet C. Virgin and Ronald J. Wareham, an option to purchase up to 1,000 shares of Common Stock at an exercise price of $12.87 per share of Common Stock.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation awarded to, earned by or paid to the Company's Chief Executive Officer and its other most highly compensated executive officer, whose total annual salary and bonus for the Company's 1994 fiscal year exceeded $100,000, for services rendered in all capacities during the fiscal years ended September 30, 1994, 1993 and 1992.

                               Annual Compensation


                                                                      ALL OTHER
                                       FISCAL          SALARY       COMPENSATION
NAME AND PRINCIPAL POSITION             YEAR           ($)(2)         ($)(1)(3)
- ---------------------------            ------          ------         ---------

Don Wm. Cockroft                        1994           233,250         11,174
President and Chief Executive           1993           216,000        169,262
Officer                                 1992           216,000

John M. Dollar                          1994           117,167          8,272
Vice President                          1993           113,000         47,191
                                        1992           113,000

(1) In accordance with transitional provisions of the rules of the Securities and Exchange Commission (the "SEC") on executive compensation disclosure, amounts of All Other Compensation have not been included for fiscal year 1992.
(2) Salary includes base salary earned and paid in cash during the fiscal year and the amount of base salary deferred at the election of the executive officer under the United Inns, Inc. Retirement Savings Plan (401(K) Plan) for fiscal years 1992, 1993, and 1994.
(3) All Other Compensation consists of (a) the amount ($3,585) in insurance premiums provided to each executive officer through the Company's Group Health Insurance Plan that is not available generally to all salaried employees, and (b) matching contributions to the United Inns, Inc. Retirement Savings Plan (401(K) Plan); Such amounts, respectively were as follows for 1994: Mr. Cockroft, $7,589; and Mr. Dollar, $4,687.


                     REPORT ON EXECUTIVE COMPENSATION OF THE
                COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

     The compensation of the Company's executives consists of three basic components: base salary, an executive bonus plan, if applicable, and long-term incentives. The Compensation Committee of the Board, based upon recommendations of the chief executive officer of the Company, determines the compensation of the executive officers of the Company, approves the funding of the executive bonus plan, if applicable, determines the awards of long-term incentives and the individuals to whom such awards are made, and establishes the compensation of the chief executive officer of the Company. For fiscal year 1994, the members of the Company's Compensation Committee were Mr. Howard W. Loveless, who was the Chairman, and Messrs. Robert L. Cockroft and Ronald J. Wareham.

Base Salary

     The establishment of competitive base compensation for the Company's executives is the primary objective in setting base salaries. The Company considers a number of factors to determine base salary including company and individual performance, business conditions, the relative importance of an executive officer's position, the extent of accountability of the position and the skills required to perform the duties of the position.

     None of the factors mentioned above is given any particular weight in determining base compensation. Other factors also may influence such determination, such as the relative extent of an individual's experience or a desire to retain a valuable executive.

Executive Bonus Plan

     The Company has an executive bonus plan under which individual discretionary awards can be made to the full-time executive officers of the Company. The sum to be distributed ranges from 1% to 3% of the consolidated net income of the Company before income taxes. No cash amounts have been paid under such plan since fiscal year ending September 30, 1985.

Long-Term Incentives

     Stock options are authorized to be granted as long-term incentives to certain key employees of the Company, including executive officers, under the Company's 1993 Stock Incentive Plan (the "1993 Plan"). Under the terms of this plan, the Company may grant options to key employees (determined by the Compensation Committee) to purchase such number of shares of the Common Stock of the Company as is determined by the Compensation Committee.

     The number of shares for which options will be granted to executive officers will be determined by the Compensation Committee based upon performance, potential and other subjective factors. However, no set criteria will be used and other factors may influence the Compensation Committee's determination with respect to the number of shares granted, such as the promotion of an individual to a higher position, a desire to retain a valued executive or the number of shares then available for grant under 1993 Plan. The stock option holdings of an individual at the time of a grant will not generally be considered in determining the size of a grant to that individual.


                             STOCK PERFORMANCE GRAPH

     The Stock Performance Graph below shall not be deemed incorporated by reference by any general statement incorporating by reference this Information Statement into any filing under the Securities Act of 1933, as amended, or under the Exchange Act, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

     The following graph shows changes over the past five fiscal years in the value of $100 invested on September 30, 1989, in (a) the Common Stock, (b) the Standard & Poor's 500 Composite Index, and (c) the Dow Jones Lodging Index.

                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*
                      AMONG THE COMPANY, THE S&P 500 INDEX
                         AND THE DOW JONES LODGING INDEX

                     9/89      9/90      9/91      9/92      9/93      9/94
                    -----     -----     -----     -----     -----     -----
S&P 500               100        91       119       132       149       155
D J Lodging           100        32        47        55        79       100
Company               100        31        13         7        20        56

* $100 INVESTED ON 9/30/89 IN STOCK OR INDEX-
  INCLUDING REINVESTMENT OF DIVIDENDS
  FISCAL YEAR ENDING SEPTEMBER 30.


                             EMPLOYEE BENEFIT PLANS

     The material which follows in this section describes the provisions of employee benefit plans now in effect, or in effect during the Company's last fiscal year, other than group life and accident insurance, group hospitalization and other similar group payments and benefits, in which some or all of the employees of the Company participate.

1993 Stock Incentive Plan

     On November 19, 1993, the Company's Board of Directors adopted the 1993 Plan, which was approved by the Company's stockholders at the Company's annual meeting of stockholders held on February 11, 1994 (the "1994 Annual Meeting"). The 1993 Plan provides for the granting of options to purchase for cash an aggregate of not more than 300,000 shares of Common Stock. Such options may be granted to key employees, including officers of the Company and its subsidiaries, as may be designated by the Compensation Committee of the Board. At November 14, 1994, the Company had granted an aggregate of 4,000 options to non-employee directors of the Company at an exercise price of $12.87 per share of Common Stock.

     Under the terms of the 1993 Plan, the Compensation Committee may from time to time grant options to key employees to purchase Common Stock at a price which may not be less than the fair market value of the shares, as determined by the mean between the high and low prices of the stock on the New York Stock Exchange on the date the option is granted. In addition, the 1993 Plan provides that each director who is not also an employee of the Company and who is incumbent at the date of each of the five consecutive annual meetings of stockholders beginning with the 1994 Annual Meeting shall automatically be granted, immediately after the conclusion of each such annual meeting, an option to purchase 1,000 Shares. Each person who is not also an employee of the Company and who is elected or appointed a director during such five-year period other than at an annual meeting shall, upon such election or appointment, be granted an option to purchase 1,000 shares of Common Stock. The exercise price of options granted to directors under the 1993 Plan must be equal to the mean between the high and low prices of the stock on the New York Stock Exchange on the date of grant of the option and the right to exercise such options will vest one year from the date of the grant, if not earlier upon the occurrence of certain specified events as described below.

     Options may not be exercised later than five years after the date of grant. Subject to the limitations imposed by the provisions of the Internal Revenue Code, certain of the options granted under the 1993 Plan to key employees may be designated "incentive stock options." The Company may make interest-free demand loans to holders of options not designated as incentive stock options for the purpose of exercising such options and paying any tax liability associated with such exercise
     Except as provided herein, no option may be exercised until the optionee has completed one year of service after the option is granted, except in the case of termination of an employee's employment or a director's directorship because of death or disability, nor may an option be exercised after termination of an employee's employment or a director's directorship for any reason other than death, disability, retirement or for cause. Options may be exercised within twelve months (a) after the optionee retires, (b) after termination of an employee's employment or a director's directorship on account of permanent disability, or (c) after death when in the service of the Company or any of its subsidiaries. Options may also be exercised within three months after termination of an employee's employment or director's directorship if termination is for reasons other than death, disability or retirement so long as such termination is not for cause, as determined by the Compensation Committee. If termination is for cause, all unexercised options of optionee terminated for cause shall immediately terminate and be of no further force or effect. In the event of death within the twelve-month period following termination of an employee's employment or a director's directorship for retirement or permanent disability, options may be exercised by the optionee's legal representative within twelve months following the date of death. However, under no circumstances may an option be exercised after the expiration of the stated period of the option.

     No cash consideration is paid for the granting of the options. Payment in full of the option price must be made upon exercise of any option.

     The 1993 Plan provides for the use of treasury shares.

     No options or awards may be granted under the 1993 Plan after October 1, 2003, but options or awards granted prior to October 1, 2003, may extend beyond that date. The 1993 Plan may be discontinued by the Company's Board of Directors, but no termination may impair options or awards granted prior thereto.

     Upon the occurrence of a Change in Control (as defined in the 1993 Plan) of the Company, each holder of an unexpired option under the 1993 Plan will have the right to exercise the option in whole or in part without regard to the date that such option would be first exercisable, except no option may be exercised less than six months from the date of grant, and such right will continue, with respect to any such holder whose employment with the Company or subsidiary or whose directorship terminates following a change in control, for a period ending on the earlier of the date of expiration of such option or the date which is twelve months after such termination of employment or directorship.

     The Compensation Committee may alter or amend the 1993 Plan at any time.
No amendment by the Compensation Committee, however, may increase the total number of shares reserved for purposes of the 1993 Plan, reduce the option price to an amount less than the fair market value at the time the option was granted, extend the duration of the 1993 Plan or modify the provision for the automatic grant of options to directors, unless such amendment is approved by the stockholders. No amendment or alteration may impair the rights of optionees with respect to options theretofore granted, except the Compensation Committee may revoke and cancel any outstanding options which, in the aggregate, would create a significant adverse effect on the Company's financial statement in the event that the Financial Accounting Standards Board issues a statement requiring an accounting treatment which causes such adverse effect with respect to options then outstanding. The Compensation Committee has the power to interpret the 1993 Plan and to make all other determinations necessary or advisable for its administration.

     Under current federal tax law, non-incentive stock options granted under the 1993 Plan will not result in any taxable income to the optionee at the time of grant or any tax deduction to the Company. Upon the exercise of such option, the excess of the market value of the shares acquired over their cost is taxable to the optionee as compensation income and is generally deductible by the Company. The optionee's tax basis for the shares is the market value thereof at the time of exercise.

     Neither the grant nor the exercise of an option designated as an incentive stock option results in any federal tax consequences to either the optionee or the Company. At the time the optionee sells shares acquired pursuant to the exercise of an incentive stock option, the excess of the sale price over the exercise price will qualify as a capital gain, provided the applicable holding period is satisfied. If the optionee disposes of such shares within two years of the date of grant or within one year of the date of exercise, an amount equal to the lesser of (a) the difference between the fair market value of the shares on the date of exercise and the exercise price, or (b) the difference between the exercise price, and the sale price will be taxed as ordinary income and the Company will be entitled to a deduction in the same amount. The excess, if any, of the sale price over the sum of the exercise price and the amount taxed as ordinary income will qualify as capital gain if the applicable holding period is satisfied. If the optionee exercises an incentive stock option more than three months after his or her termination of employment due to retirement, he or she is deemed to have exercised a non-incentive stock option.

Change in Control Contracts

     On June 1, 1987, the Company entered into a severance agreement with Mr. John M. Dollar. Under this agreement, Mr. Dollar would be entitled to severance compensation in the event that his employment is terminated following a change in control of the Company. The amount of compensation would be equal to a maximum of 200% of his base compensation for the twelve months prior to his termination plus an additional amount for benefits. The maximum amount of compensation which would be payable to Mr. Dollar, if his employment was terminated, as of November 14, 1994, would be $236,000 plus an additional amount for benefits.

Effect of Merger

     Pursuant to the Merger Agreement, the Surviving Corporation will maintain, for at least a one year period after the Effective Time, the employee plans of the Company in effect on the date of the Merger Agreement or provide benefits to employees of the Surviving Corporation who were employees of the Company and its subsidiaries immediately prior to the Effective Time ("United Employees") that are at least substantially comparable to the benefits provided to similarly situated employees of the Surviving Corporation who are not United Employees.


                         BENEFICIAL OWNERS OF MORE THAN
                               5% OF COMMON STOCK

     The following table sets forth the ownership of the Common Stock by the persons, companies or groups known to the Company on the basis of internal records and/or required filings under Section 13 of the Exchange Act to be the beneficial owner of more than 5% of the outstanding shares of Common Stock on November 14, 1994. As used in this information statement, beneficial ownership means generally the power to vote or dispose of the shares, regardless of any personal economic interest therein. Unless otherwise noted these individuals or entities have sole voting and investment power with respect to their shares.


NAME AND ADDRESS                                  NUMBER OF SHARES    PERCENT OF
OF BENEFICIAL OWNER           TITLE OF CLASS      BENEFICIALLY OWNED     CLASS
- -------------------           --------------      ------------------  ----------
Cockroft Consolidated           Common               1,209,214(1)        45.4
Corporation
Suite 2300
5100 Poplar Avenue
Memphis, TN  38137

Dimensional Fund Advisors Inc.  Common                 182,400(2)         6.8
1299 Ocean Avenue, Ste. 650
Santa Monica, CA  90401

Mario J. Gabelli                Common                 581,300(3)        21.8
One Corporate Center
Rye, NY  10580

(1) Don Wm. Cockroft, Robert L. Cockroft, Janet Virgin, and Katherine Lammons beneficially own a controlling interest in Cockroft Consolidated Corporation.
(2) According to Schedule 13G as filed with the SEC by Dimensional Fund Advisors Inc., reporting ownership as of February 19, 1991, Dimensional Fund Advisors Inc. has beneficial ownership of 182,400 shares. Dimensional Fund Advisors Inc. has sole voting and sole dispositive power over 116,600 of these shares and officers of Dimensional Fund Advisors Inc. have sole voting and dispositive power over 65,800 of these shares. The shares of Dimensional Fund Advisors Inc., a registered investment advisor, are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or the DFA Group Trust, an investment vehicle for qualified employee benefit plans, for both of which Dimensional Fund Advisors Inc. serves as investment manager. Dimensional Fund Advisors Inc. disclaims beneficial ownership of all such shares.
(3) According to Schedule 13D as filed with the SEC by Gabelli Funds, Inc., Gamco Investors, Inc., Gabelli International Limited II, and Mario J. Gabelli (the "Reporting Persons") reporting ownership as of June 6, 1994, Gamco Investors, Inc. is deemed to have beneficial ownership of 420,800 of these shares; Gabelli Funds, Inc. is deemed to have beneficial ownership of 160,000 of these shares; Gabelli International Limited II is deemed to have beneficial ownership of 500 of these shares; Mario J. Gabelli is deemed to have beneficial ownership of all of the 581,300 shares; and Gabelli Funds, Inc. is deemed to have beneficial ownership of the securities owned by each of the foregoing persons other than Mario J. Gabelli. Each of the Reporting Persons has the sole power to vote and sole power to dispose of the securities reported except that Gamco Investors, Inc. does not have the authority to vote 50,000 of the reported shares; except that Gabelli Funds, Inc. has sole dispositive and voting power with respect to the shares held by The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible Securities Fund, The Gabelli Value Fund, Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli Equity Trust, The Gabelli Global Telecommunications Fund, The Gabelli Global Convertible Securities Fund, The Gabelli Interactive Couch Potato Fund, and/or The Gabelli ABC Fund with respect to the 160,000 shares held by one or more of such funds, and except that the power of Mr. Mario J. Gabelli and Gabelli Funds, Inc. is indirect with respect to securities beneficially owned directly by other Reporting Persons. The Reporting Persons do not admit that they constitute a group.

                   SECURITIES BENEFICIALLY OWNED BY DIRECTORS,
                       MANAGEMENT AND PURCHASER DESIGNEES

     The following table sets forth, as of November 14, 1994, the amount and percentage of the Shares beneficially owned by each director, executive officer and Purchaser Designee and by the directors, officers and Purchaser Designees, as a group:




                                        AMOUNT AND NATURE OF    PERCENT OF
NAME OF BENEFICIAL OWNER                BENEFICIAL OWNERSHIP     OWNERSHIP
- ------------------------                --------------------     ---------

DIRECTORS:
- ---------
Don Wm. Cockroft                                   1,891(1)           *

J. Howard Lammons                                    950(1)           *

Robert L. Cockroft                                    0               --

Howard W. Loveless                                   500              *

Janet C. Virgin                                       31              *

Ronald J. Wareham                                      0              --

NON-DIRECTOR EXECUTIVE OFFICER:
- ------------------------------

John M. Dollar                                        24              *

PURCHASER DESIGNEES:
- -------------------

Donald J. McNamara                                     0               --

Robert A. Whitman                                      0               --

J. Peter Kline                                         0               --

All directors, officers and Purchaser Designees    4,996(2)
as a group (12 persons)

*Less than 1%

(1) Includes: (a) 1,800 shares owned by the wife and dependent child of Don Wm. Cockroft; and (b) 490 shares owned by the wife of J. Howard Lammons. Except as noted hereinabove, all of the shares are owned directly by said persons with sole voting and investment power.
(2) Does not include 1,209,214 shares owned by Cockroft Consolidated Corporation. The controlling shareholders of Cockroft Consolidated Corporation are Don Wm. Cockroft, Robert L. Cockroft, Katherine Lammons, the wife of J. Howard Lammons, and Janet C. Virgin.